

October 29, 2009

Mr. Mark Stevenson
President and Chief Executive Officer
Holloman Energy Corporation
333 North Sam Houston Parkway East, Suite 600
Houston, Texas, 77060

> **Re:**   **Holloman Energy Corporation**
> **Form 10-K/A1 for the Fiscal Year Ended December 31, 2008**
> **Filed September 16, 2009**
> **Form 10-Q/A1 for the Fiscal Quarter Ended March 31, 2009**
> **Filed September 16, 2009**
> **Response Letter Dated September 16, 2009**
> **File No. 000-52419**

Dear Mr. Stevenson:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In your next response letter, please provide the representations that we are asking for at the end of this letter. We also suggest that you contact us by telephone in preparing your response to the comments in this letter in advance of filing further amendments.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Controls and Procedures, page 12

2. We have read your response to prior comment 1, and agree that disclosure controls and procedures are not the same as internal control over financial reporting. However, we do not see that the material weaknesses in your internal control over financial reporting are unrelated to your disclosure controls and procedures.

Additionally, given that you amended the Form 10-K and Form 10-Q to restate previously issued financial statements, it is evident that the material weaknesses identified in your assessment of internal control over financial reporting precluded you from disclosing the information required in your periodic reports.

Accordingly, we believe it would be appropriate to augment your disclosure about the earlier conclusion indicating that your disclosure controls and procedures were effective with additional language clarifying that after considering the need to amend your reports to correct your financial statements and the related disclosures, that disclosure controls and procedures were not actually effective as of the end of the period.

Please revisit your disclosure in the subsequent interim reports to identify the measures that you have taken to remedy these material weaknesses in concluding that disclosure controls and procedures were effective as of those period ends; or to similarly clarify that your disclosure controls and procedures were not actually effective.

Financial Statements

Statements of Operations, page F-2

3. The cumulative loss reported in your statements of operations does not agree with the corresponding amount used in your statements of cash flows on page F-3. The same problem exists with your disclosures in the subsequent interim reports.

Statement of Stockholder's Equity, page F-3

4. We have read your response to prior comment 4, and understand that you have identified Endeavor Canada Corporation ("ECC") as the accounting acquirer based on executive and senior management positions held by the prior shareholders of ECC shortly after the merger in August 2007. However, given that the prior shareholders of ECC did not obtain a controlling voting interest in the combined entity, also considering the subsequent change in the composition

of your board of directors in September 2007, we do not see that you have offered adequate support for identifying ECC as the accounting acquirer in this transaction. Please address the following points:

- Tell us how you arrived at the view that disregarding the extent of voting interests in the legal parent obtained by the prior shareholders of ECC in your determination of the accounting acquirer would be consistent with paragraph 17(a) of SFAS 141.

- Submit a schedule identifying the persons owning your shares immediately before and after the day the merger was consummated, providing names, number of shares and ownership percentages of your largest shareholders, also identifying any shareholder groups that are under common control as defined in EITF 02-5.

The following point concerns your disclosure on page 2, stating that you are currently controlled by the Holloman Corporation.

- Submit a schedule showing the composition of share ownership by this entity, including the dates and number of shares associated with each transaction contributing to its holdings of your shares, identification of the counterparties in each instance, a description of the amount and form of consideration exchanged, also noting the circumstances surrounding these transactions; it should be clear when the controlling voting interest was obtained by Holloman Corporation.

5.   We see that you continue to report preferred shares of the subsidiary in the equity statement of the parent. This is not an appropriate presentation for minority interests in the subsidiary. In addition, the activity in common and preferred shares from the point of inception into 2007 is not an appropriate presentation for a reverse merger. At this point, it appears that more extensive changes may be necessary because you have not shown a sufficient basis for reverse merger accounting. In either case, we expect you will need to further revise the statement of stockholders' equity.

Note 1 – Nature of Operations, page F-6

6.   Tell us why your description of and accounting for the consideration paid to acquire ECC on August 3, 2007, consisting of 9,000 of your Series A preferred shares and 9 million preferred shares of your wholly owned subsidiary, conflicts with the disclosures on pages 1 and A-18 of the Form 8-K that you filed on August 9, 2007, including the underlying Share Exchange Agreement filed as

Exhibit 10.2 to that current report, stating that you issued 9 million shares of your common stock to complete this transaction.

Please clarify whether the 9 million common shares were in fact issued and then later exchanged for the preferred shares, or if you reported the transaction incorrectly in the Form 8-K. Please explain why the form of consideration was altered, when the changes occurred, and your reasons for not correcting or updating the disclosures in your Form 8-K; it should be clear why you arranged to issue convertible preferred stock of the subsidiary rather than common stock of the parent.

Additionally, please submit the disclosures that you propose to resolve this inconsistent reporting and file the revised agreement with your next amendment.

Note 2 – Summary of Significant Accounting Policies, page F-6

Oil and Gas Properties, page F-7

7.   The policy disclosure that you provide under this heading pertaining to the ceiling test is incomplete as it relates to the costs of unproved properties. Please modify as necessary to differentiate between costs of unproved properties that are subject to amortization and costs of unproved properties that are not subject to amortization. We suggest that you read the guidance in Rule 4-10(c)(4) of Regulation S-X for further clarification.

Note 4 – Oil and Gas Properties, page F-12

8.   We note your response to prior comment 8, explaining that you did not consider your acquisition of Holloman Petroleum Pty., Ltd to be an acquisition of a business although you also explain that your valuation was in compliance with EITF 99-12, which offers guidance for determining the measurement date for securities issued in a business acquisition. You indicate that you used the market price of your common stock for the 10 trading days prior to August 24, 2007 to determine the value of the 18,600,000 shares you issued to purchase of Holloman Petroleum Pty., Ltd. However, the guidance in paragraph 4 of EITF 99-12 would generally require that the valuation be based on the market price of the securities over a reasonable period of time *before and after* the terms of the acquisition are *agreed to and announced,* which is not the approach you have described.

You also assert that your valuation is consistent with EITF 96-18, which includes guidance on valuing securities issued to acquire goods and services. However, you have not explained how you determined that there was a sufficiently large disincentive for nonperformance in concluding that a ten day average in advance of August 24, 2007 would be the appropriate measurement approach rather than using the market price on November 21, 2007 when you completed the transaction. Please submit the analysis that you performed in concluding that you have complied with this accounting literature. If you are not able to demonstrate appropriate rationale, explain how your valuation would need to change to comply with generally accepted accounting principles.

9.   Please submit the agreement governing your May 2007 acquisition of the 62.5% working interest in the Australian oil and gas exploration permit; identify all parties to this agreement; including those individuals involved in arranging the transaction. Please also identify the person that will be conducting the seismic study of this property (Vic P60) and the individuals involved in arranging for your participation.

In addition to the foregoing, please disclose a description of the process of obtaining transfer approval from the Australian authorities, the status of your efforts at obtaining this approval, any uncertainty surrounding the likelihood that approval will be granted, and your expectation of the addition time required to finalize this process.

Note 9 – Common Shares, page F-14

10.   We note your response to prior comment 11 indicating that you believe the net revenue interests that would be conveyed upon exercise of the Series A and Series B Warrants that you issued in 2008 represent a contingent liability under SFAS 5. Although we acknowledge that the payment of the net revenue interests may be subject to the preconditions that you have listed in your response, since the feature is associated with the issuance of equity securities it should be analyzed under the provisions of paragraphs 11 and 12 of SFAS 133 and EITF 00-19 to determine if derivative accounting is required. Please submit an analysis of the instruments following this guidance, and indicate the amount of fair value attributable to this embedded feature at issuance.

Note 10 – Income Taxes, page F-15

11.   We note your response to prior comment 12 regarding the tax benefit of $1,094,844 that you recognized during the year ended December 31, 2008, and see that you have amended your tax footnote to reclassify the tax benefit as a foreign exchange gain. Please explain why you believe this reclassification is appropriate including sufficient details to understand why your initial accounting reflected the foreign exchange gain as a tax benefit and how your subsequent reclassification is appropriate.

12.   It does not appear that you have adjusted your statement of operations for the reclassification of the tax benefit. Please amend your statement of operations to address the following points:

- You continue to report a tax benefit of $1,094,844 in the line item labeled "deferred income tax recovery" which does not agree to your revised tax footnote.

- Amounts reported as loss before income taxes are not arithmetically correct.

Note 12 – Restatement, page F-16

13.   The narrative that you provide under this heading incorrectly indicates that you are revising information for your fiscal year ended December 31, 2009.

14.   Expand your disclosure to explain your approach in recasting financial information for your fiscal year ended December 31, 2008 to reflect application of guidance in SFAS 160, which you adopted in 2009. We understand that retrospective application is required subsequent to adoption and do not object to your application in the amended filing. However, you need to follow all of the guidance such as would apply to your presentation in the statement of stockholders' equity. Please modify your disclosure under this heading to clearly differentiate between adjustments being made to recast your financial statements in accordance with SFAS 160 and your error corrections.

Form 10-Q for the Quarter Ended June 30, 2009

Financial Statements

Statement of Operations, page 2

15.   We note that you have excluded the $783,868 gain on disposal of Endeavor from your income from discontinued operations in your statement of operations. Please revise your presentation as necessary to comply with the guidance in paragraph 43 of SFAS 144.

Note 2 – Oil and Gas Properties, page 5

16.   We note that you have classified $2.9 million in impairment charges related to the cancellation of your Barrow sub-basin oil and gas permits separately from your net loss from continuing operations in your statement of operations. This item

should be reported within income from continuing operations given that it has arisen in conjunction with and as a consequence of your customary business activities. Further, since you claim to be following the full cost accounting methodology for your oil and gas operations, you will need some disclosure explaining how this charge results from your application of the ceiling test required under Rule 4-10(c)(4) of Regulation S-X.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief